Trading Symbol TSX: GGC

Genco Discovers Significant Mineralization through Reconnaissance Drilling

March 26, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (TSX-GGC) is pleased to announce the initial results of its reconnaissance drilling program in the Temascaltepec Silver/Gold Mining District, Mexico State, Mexico. Highlights include GDH-171 which intersected 1.5 metres grading 672 grams per tonne (“g/t”) at 315 metres in the Socorro vein system located in the San Simon area in the eastern portion of the District. Drilling on the Jessica vein system in the Coloso area located in the northwest portion of the District returned 1 metre grading 1,030 g/t silver and 2.50 g/t gold in hole GDH-180 and 0.8 metres grading 1,020 g/t silver and 1.05 g/t gold.

The following tabulates the results of this initial reconnaissance drilling program.

Drilling Results
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAg (g/t)

San Simon Area – Eastern Portion of the Temascaltepec Silver/Gold Mining District
GDH-167	285	286	1.0	0.85	150	193
GDH-171	110.8	113.1	2.3	0.26	215	228
And	315	316.5	1.5	0.01	672	673
And	356	357	1.0	0.08	165	169

Coloso Area - Northwest Portion of the Temascaltepec Silver/Gold Mining District
GDH-178	47.4	48.2	0.8	0.77	105	143
And	52.2	53	0.8	0.88	94	138
And	95	97.4	2.4	0.75	117	155
GDH-180	84	85	1.0	2.50	1,030	1,155
And	104.8	105.6	0.8	0.56	105	133
GDH-182	55.8	56.6	0.80	1.05	1,020	1,073

True-widths of the veins are unknown at this time as these are the first holes drilled on the targets. The equivalent silver (“eAg”) grades are based on a 50:1 silver to gold ratio ($550/oz gold and $11/oz silver).

The three holes in the Coloso area are spaced a minimum of 100 metres apart along strike on the Jessica vein system. GDH-167 is the only hole to have tested the Magdalena vein system and GDH-171 is the first and only hole to have tested the Socorro system.

Four holes drilled in the Real de Arriba area intersected low grade mineralization in multiple structures. All holes failed to penetrate the Las Animas vein system due to deviation of the core hole.

Genco’s President Gregory K. Liller stated “We are extremely pleased that our first reconnaissance drilling program is returning excellent results. To have intersected multiple high grade silver veins in the first holes drilled on these widely spaced targets confirms our belief that the Temascaltepec Silver/Gold Mining District has significant exploration potential outside of the current area of operations, and is one of the largest silver exploration projects currently being explored in Mexico.

“As we are concluding the infill drilling around La Guitarra’s mine complex, that is necessary for the feasibility study, we will be able to devote more of our drilling efforts toward exploration of the greater Temascaltepec Mining District. Following the spring drilling break, we will be returning to the San Simon area with one core rig and the Coloso area with two core rigs. Our objective is to rapidly identify and develop additional underground production centers in order to provide long term mill feed for our planned mill expansion.”

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half being stored on site and the other half shipped to either the ALS Chemex Laboratories in Guadalajara, Mexico, or the SGS Laboratory in Durango for preparation of pulps. In the case of GDH-167 and 171 pulps were shipped to ALS Chemex’s Vancouver, B.C. Canada laboratory for analysis using a 3 acid digestion for silver and fire assay with AA finish for gold. In the case of GDH-178, 180 and 182 SGS employed gravimetric fire assay techniques for both gold and silver at their Durango laboratory. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values. In addition the La Guitarra mine laboratory has an ongoing check assay program and routinely re-assays ALS Chemex’s pulp and sample rejects and/or the retained core splits.

Qualified Person
The qualified person responsible for technical data reported in this news release is Glenn R. Clark, P.Eng., of Glenn Clark and Associates Limited. He is arm’s length to Genco and has prepared or supervised the preparation of the information that forms the basis for this news release and verified the data disclosed.

About Genco
Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine complex located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.